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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               CLEAN HARBORS, INC.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    184496107
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                                 (CUSIP Number)

                 C. Michael Malm, Davis, Malm & D'Agostine, P.C.
          One Boston Place, Boston, Massachusetts 02108 (617-367-2500)
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                February 19, 1998
    -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 184496107               SCHEDULE 13D          Page 2 of 5 Pages
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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Alan S. McKim
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         PF
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
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                           7.       SOLE VOTING POWER

                                    4,202,562
  NUMBER OF                -----------------------------------------------------
    SHARES                 8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                          None
    EACH                   -----------------------------------------------------
  REPORTING                9.       SOLE DISPOSITIVE POWER
   PERSON
    WITH                            4,202,562
                           -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER

                                    None
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,202,562
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         41.6%
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14.      TYPE OF REPORTING PERSON

         IN
================================================================================

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                                  SCHEDULE 13D

CUSIP No. 184496107                                            Page 3 of 5 Pages

ITEM 1.           SECURITY AND ISSUER

                  Common Stock, $0.01 par value per share
                  Clean Harbors, Inc.
                  1501 Washington Street
                  Braintree, Massachusetts  02184

ITEM 2.           IDENTITY AND BACKGROUND

                  (a)      Alan S. McKim

                  (b)      c/o Clean Harbors, Inc.
                           P.O. Box 850-327
                           1501 Washington Street
                           Braintree, Massachusetts  02184-0327

                  (c) Chairman, President and Chief Executive Officer, Clean Harbors, Inc., 1501 Washington Street, Braintree, Massachusetts 02184

                  (d) Mr. McKim has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Mr. McKim has not during the last five years been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

                  (f) Mr. McKim is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Between February 12, 1998 and February 24, 1998, Mr. McKim purchased 274,600 shares of common stock of Clean Harbors, Inc. on the open market. The source of the $394,616 used to purchase these securities was Mr. McKim's personal funds.

ITEM 4.           PURPOSE OF TRANSACTION

                  The purpose of the acquisition was to acquire additional stock which was selling at historically low prices. Mr. McKim may acquire additional securities if the price remains at its current low levels.


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                                  SCHEDULE 13D

CUSIP No. 184496107                                            Page 4 of 5 Pages


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a)      Shares beneficially owned: 4,202,562          (41.6%)

                  Percentages are based on the number of shares of common stock outstanding as of November 5, 1997 (10,101,490) as contained in the issuer's Form 10-Q for the quarter ended September 30, 1997, the most recent filing by the issuer with the Commission.

                  (b)      Number of shares as to which Mr. McKim has:

                           (i)        Sole power to vote or direct the vote:

                                      4,202,562

                           (ii)       Shared power to vote or direct the vote:

                                      None

                           (iii) Sole power to dispose or direct the disposition of:

                                      4,202,562

                           (iv)       Shared power to direct the disposition of:

                                      None

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Not Applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Not Applicable.


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                                  SCHEDULE 13D

CUSIP No. 184496107                                            Page 5 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to him is true, complete and correct.

February 25, 1998

                                             /s/ ALAN S. McKIM
                                             -----------------------------------
                                             Alan S. McKim